Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: August 4, 2022

EURONAV Q2 EARNINGS CALL AUGUST 4 2022

Forward looking statements Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see our filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties. You are cautioned not to place undue reliance on Euronav’s forward-looking statements. These forward-looking statements are and will be based upon our management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Euronav does not assume any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. 2

CONTENT Q2 2022 Highlights Conclusion Hugo De Stoop, CEO Hugo De Stoop, CEO Financials Lieve Logghe, CFO Q&A Tanker market Brian Gallagher, Head of IR and Communications 3

Q2 2022 HIGHLIGHTS Hugo De Stoop, CEO

Q2 2022 HIGHLIGHTS Key takeaways P&L Breakeven vs. Spot Rates in USD/day • Further sequential Quarter-on-Quarter improvement in freight rates • Stronger freight rate market gaining traction in Q3 to date VLCC SUEZMAX • Fleet rejuvenation: 7 vessels sold (4 VLCCs, 3 Suezmaxes) and 2 VLCCs bought • FSO fully consolidated 100% under Euronav ownership 25.000 30.000 • Decarbonisation: Commitment to net zero by 2050 target 21.875 • Binding combination agreement for merger with Frontline 25.000 Q3 rates to date 20.000 • VLCC: 47% fixed at USD 12,700 per day 17.000 20.000 20.000 • Suezmax: 49% fixed at USD 23,900 per day 15.000 16.637 Second Second 15.000 In USD per day First Semester First Semester 11.250 Quarter Quarter 2022 2021 2022 2021 10.000 10.500 VLCC 10.000 Average spot rate (in TI Pool)* 17,000 11,250 15,000 13,000 Average time charter rate** 45,500 51,250 47,000 43,750 5.000 5.000 SUEZMAX Average spot rate*** 20,000 10,500 17,750 11,750 Average time charter rate 30,500 29,750 30,500 29,750 0 0 P&L Q2 2022 Q2 2021 P&L Q2 2022 Q2 2021 * Euronav owned ships in TI Pool ** Including profit share where applicable *** Excluding technical offhire days 5

SHORT TERM CATALYSTS GAINING TRACTION Arbitrage Aframax & Suezmax dynamics now driving VLCC segment Ton Miles Rising Russian dislocation driving 4-5% increase OPEC Barrels & Exports rising Saudi exports up 870k bpd in July; US exports +15% since March Asset prices rising Second hand VLCC +16% Suezmax 23% since March Virtually zero contracting for 12 months 0x VLCC 2x Suezmax contracted since end June 2021 Counter seasonal freight rate performance Unusual for Q2 rates > Q1 rates – sequential improvement into Q3

POSITIONING EURONAV PLATFORM FOR COMING UPCYCLE Fleet Rejuvenation New capacity for growth – New buildings due in next 18 months 10% reduction in 5% reduction in 8% growth of 13% growth of average VLCC fleet average Suezmax fleet core VLCC fleet core Suezmax fleet age age 12 11 3 3 fleet 10 Euronav of 9 age Average 8 7 6 VLCC Suezmax VLCC to be Delivered Suezmax to be Delivered Start Q1 End Q2 7 Source: Euronav, Clarksons

FINANCIALS Lieve Logghe, CFO

SOLID FINANCIAL PERFORMANCE Balance Sheet June 2022 Leverage Liquidity Q2 Revenues Q2 Net Profit (in $ million) Dec-21 Jun-22 Cash and cash equivalents 153 277 Other current assets 307 361 53% $460m $148.7m -$4.9m Long term assets: New Buildings 181 137 Vessels 2,968 3,219 Other long term assets 160 93 Total assets 3,769 4,088 Current Liabilities 321 305 Long Term Debt 1,479 1,852 Other Long Term Liabilities 8 11 Equal distribution of Strong liquidity in Improved freight Supported by the Equity 1,961 1,920 our financing needs challenging market market rates Fixed Income (FSO) Total Liabilities And Stockholders’ Equity 3,769 4,088

FSO UNITS OPERATING ON LONG-TERM CONTRACT FOR QP & TOTAL ENERGIES TO 2032 Background – 2x converted ULCC More than a storage unit Flexible and highly Storage capacity of redundant design – Separation of 2.8M bbls per FSO No downtime for platform fluids maintenance Custody Transfer Logistics in the Recuperation of oil field Cargo VOC Metering —FSO’s are export terminals (Helicopter refueling) • FSOs Fully consolidated as of June 7, 2022 • Vessels have been on contract since 2010 with 100% uptime • USD 150 million debt, no additional capex required • 10 year contract extension agreed – starts Q2 2022 • Revenues: USD 63 million; EBITDA: USD 40 million per annum 10

Tanker market Brian Gallagher, Head of IR and Communications

TANKER MARKETS ARE SEASONAL – CURRENT COUNTER SEASONAL RECOVERY IS UNUSUAL AND STRONG, AHEAD OF WINTER TRADING Baltic Dirty Tanker Index 1999-2021 – seasonality usual from September However seasonality has already kicked in since June following onwards reversal of market trends post Ukraine-Russia 1250 1800 1200 1600 1150 Index 1100 Index 1400 Tanker 1050 Tanker Dirty Dirty 1200 1000 Baltic Baltic 1000 950 900 800 850 800 600 J F M A M J J A S O N D J F M A M J J A S O N D Yr 1999-2021 Yr 2022 to date Source: Baltic Exchange, Bloomberg Source: Baltic Exchange, Bloomberg

MARKET CONDITIONS CONTINUE TO IMPROVE AND FORECAST TO CARRY ON USA crude exports – rising during 2022 Ton miles in tanker markets growing 10400 4500 10200 4.3% 4000 3500 10000 3000 miles 9800 5.6% exports ton 2500 crude 9600 billion bpd 2000 k US Tanker 9400 1500 9200 1000 9000 500 0 8800 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2021 2022 2023 13 Source: Bloomberg, EIA Source: Clarksons

SEQUENTIAL IMPROVEMENT IN VESSEL SUPPLY & TIME CHARTER MARKET Tanker overhang in Middle East is easing – TNNGSD INDEX …but time charter rates over 12 months continues to rise 40 133 35 132 East 131 30 VLCC Middle 130 in 25 129 months VLCC 12    128 > 20 TC excess of    127 15 126 Number Bloomberg 10 125 5 124 123 0 Q2 Q3 Q4 Q1 Q2 Q3 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Q3 22 2021 2021 2021 2022 2022 2022 14 Source: Bloomberg Source: Bloomberg

Conclusion Hugo De Stoop, CEO

FRONTLINE MERGER – NEXT STEPS OFFER FRONTLINE to exchange in set ratio 1.45x FRO shares for every 1x EURN share OBJECTIVE Exchange more than 50% +1 share so FRO can gain control of EURN TIMELINE Exchange offer anticipated during Q4 50% + 1 share – 75% >75% • Governance changed and FRO and EURN will act as one group • Control gives 90% of synergy opportunities and Euronav will If exchange offer more than 75% then full economic merger assumed act as a subsidiary of Frontline • Combination of extensive & complementary platforms to shape new era of sustainable shipping • Best-in-class decarbonisation target within large liquid (USD 5bn) platform for investors • Expanded fleet (150 vessels) to drive economies of scale Should Frontline decides to formally launch the tender offer, it will deposit a file for this purpose with the Belgian Financial Services and Markets Authority (FSMA), including a draft prospectus. The Euronav Supervisory Board will then examine the draft prospectus and present its detailed opinion in a response memorandum. If Frontline decides not to proceed with the tender offer, it will report about this in accordance with its legal obligations. 16

CONCLUSION – OUTLOOK CONTINUES TO SEQUENTIALLY IMPROVE – ANOTHER UPGRADE, THIS TIME FOR SUPPLY OF OIL Demand for Oil Supply of Oil Ton miles Vessel Supply Euronav Balance sheet China returning to oil US and Strategic Forecast to continue Encouraging LTV 53% markets Petroleum Reserve expansion as new no new orders Liquidity but oil price releases & exports trading routes for 12 months; $460m hindering recovery driving better established Price quotes supply picture very high Change from No Change UPGRADE No Change No Change No Change Q1 22 17

Thank you

IMPORTANT INFORMATION FOR INVESTORS Frontline Relocation Frontline intends to file with the SEC a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the SEC completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the SEC’s website (www.sec.gov). Copies of the filings with the SEC can also be obtained, without charge, by directing a request to: Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this presentation. 32

IMPORTANT INFORMATION FOR INVESTORS Exchange Offer The exchange offer described in this presentation has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the SEC by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/sec-filings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this presentation. In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following: Euronav NV Frontline Ltd. Mr. Brian Gallagher Lars H. Barstad Euronav Investor Relations Chief Executive Officer, Frontline Management AS Tel: +44 20 7870 0436 Tel: +47 23 11 40 37 Email: IR@euronav.com Email: lba@frontmgt.no The information included in this presentation is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act. 33

IMPORTANT INFORMATION FOR INVESTORS NO OFFER OR SOLICITATION This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. About Frontline Ltd. Frontline is an independent tanker company engaged in the ocean transportation of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 18 VLCCs (with further five due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers. About Euronav NV Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (three of which on a bareboat in contract and three of which time chartered in) with further three under construction), 24 Su-ezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels. 34